CUSIP NO. 49450W-01-0

                                     Exhibit B

Richard C. Blum & Associates, L.P.                 The Fremont Group
909 Montgomery Street, Suite 400                   50 Fremont Street, Suite 3700
San Francisco, CA 94133-4625                       San Francisco, CA 94105-1895
Fax: (415) 434-3130                                Fax: (415) 284-8191
Telephone: (415) 434-1111                          Telephone: (415) 264-8792

September 8, 1997

By Facsimile (410-895-4583) & Overnight Mail
--------------------------------------------

Mr. Mark R. Klausner
Vice President
Alex. Brown & Sons Inc.
One South Street
Baltimore, Maryland 21202

RE: Kinetic Concepts, Inc.
    ----------------------

Dear Sirs:

        Richard C. Blum & Associates ("RCBA") and Fremont Partners, L.L.C. ("Fremont") (collectively, "Buyer"), in accordance with your letter dated August 29, 1997, are pleased to jointly submit a Final Offer ("Offer") to acquire the common stock of Kinetic Concepts, Inc. ("KCI" or "Company") in a leveraged recapitalization transaction through a corporation or partnership to be organized and controlled by the Buyer or its affiliates.

        The Offer is based on information we have received to date from Alex. Brown & Sons and the Company, including the Descriptive Memorandum, Market Information, Project Royalty financial projections, information from the Company's Data Room and other relevant data.

        As previously indicated, RCBA and Fremont's investment philosophy has an operating orientation. Each of RCBA and Fremont have successfully consummated other successful private equity transactions, and our histories reflect the type of partner we would be for shareholders, management, and employees of the Company. We believe that the proposed recapitalization will allow management to successfully execute its long-term growth plans, including internal expansion and acquisitions without disrupting the core values upon which the Company has been based.

        Our Offer has been prepared consistent with the objective of maximizing the cash proceeds received by all shareholders and is predicated on qualifying for treatment as a

CUSIP NO. 43460W-01-0

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 2

leveraged recapitalization. The terms of our proposal, which we reserve the right to withdraw if not accepted by the close of business, September 12, 1997, are summarized as follows:

Purchase Price
--------------

        The purchase price would be $19.25 per share for the Company's outstanding common stock, payable in cash at the closing of the transaction (the "Closing"). This valuation assumes (i) 42,484,394 common shares outstanding, and (ii) 3,547,772 shares issuable under various option programs, (iii) Thirty-six Million, Three Hundred Twenty-Nine Thousand One Hundred Eight-Five Dollars ($36,329,185) of option proceeds to be received, and (iv) additional cash available of Thirty Three Million Dollars ($33,000,000) within the Company at Closing.

        Our Offer contemplates acquiring, in one transaction, outstanding common stock of the Company which would result in the Buyer owning up to 90% of the pre-transaction outstanding common stock. The transaction as previously noted, would be structured to receive leveraged recapitalization accounting treatment.

Financing
---------

        Buyer has received acceptable financing proposals from both Bank of America and Bankers Trust which when combined with our existing Equity sources will allow us to successfully close the proposed transaction in a timely manner.

        Our Offer includes total funded debt of $515.0 Million and equity provided by the Buyer of $274.0 Million which when combined with the $81.8 Million in remaining common stock to be retained by public shareholders and $23.0 Million of the Company's existing cash balances will be adequate to finance the purchase of $736.0 Million in common stock, to repurchase outstanding options for $33.0 Million, and to pay fees and expenses of $44.0 Million. These sources and uses of funds are summarized as follows:





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CUSIP No. 49450W-01-0

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 3


   Sources Of Funds (in Millions)
-------------------------------------
Senior Debt:                    315.0
Sr. Subordinated Debt:          200.0
Existing Cash in Company:        23.0
Equity:
RCBA Entities                   109.0
Fremont Entities                165.0
Public stub                      81.8
                               ------
                               $893.8


     Uses Of Funds (in Millions)
-------------------------------------
"Rollover" Public Stub           81.8
Purchase of Primary Shares      736.0
Net Purchase of Options          32.0
Fees and Expenses                44.0
                               ------
                               $893.8

In addition to the funded debt, we have arranged for Revolving Debt capacity to fund the Company's ongoing working capital requirements, variations from plan, and strategic acquisitions and growth opportunities. Specifically, $35.0 Million in availability will be maintained for normal working capital requirements while a $50.0 Million revolving acquisition facility has been committed to fund the proposed acquisitions.

     Please find attached, signed commitment letters from Bank of America and Bankers Trust outlining the specific terms and conditions of the financing previously identified. In addition, listed below are the representatives from these institutions who have served as our primary contacts on this transaction:

Kevin Morrison or Barry Dunn
Vice President
Leveraged Finance Group
Bank of America
231 South LaSalle
8th Floor
Chicago, IL 60697
(312) 826-3141 Morrison Direct
(312) 828-3023 Dunn Direct
(312) 828-3555 Fax

Kate Cook or Tony Ease
Managing Director
BT Securities Group
Bankers Trust
300 South Grand Avenue
Los Angeles, CA 90071
(213) 620-8248 Cook Direct
(213) 620-8367 Hass Direct
(213) 620-8484 Fax

CUSIP NO. 49460W-01-0

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 4

        Our financing sources have maintained consistent enthusiasm in support of our Offer and are prepared to quickly devote the necessary resources to close the transaction.

Conditions
----------
        (1) Legal Documentation. RCBA's counsel and the Company's outside counsel spoke at length last week about legal documentation for the proposed transaction. As you know, our form of agreement is conditioned upon recapitalization accounting that we expect to be effected through a long-form merger; however, we will be flexible in responding to any alternative structure that is preferred by the Company. We anticipate, without regard to the structure, an agreement standard for transactions of this kind with customary representations, warranties, covenants, conditions, and other material terms for the Company's businesses (including the receipt of standard regulatory and contractual approvals). We expect to discuss the controlling shareholder's support for the transaction, including a voting agreement and the grant of an option on his stock. Similarly, we would expect to enter into satisfactory arrangements with selected senior management of the Company pursuant to which they would retain or rollover an equity interest in the Company.

        (2) Financing. As described above, our proposal is conditioned upon the financing described above. The commitment letters from our lenders, among other things, require completion of confirmatory bank due diligence. Our financing sources have substantially completed their due diligence and are prepared to complete their confirmatory due diligence on an expedited basis.

                        *     *     *     *     *     *

        As substantial shareholders in the Company, RCBA maintains its strong view that the Company's Board of Directors should move quickly and decisively to complete a transaction. The lengthy process undertaken to date by the Board provides the definitive valuation of the Company, and RCBA supports a transition to new ownership.

        RCBA and Fremont have completed a substantial amount of due diligence on the Company over the past one and one-half years and expect to be able to update and complete this due diligence very quickly. As we indicated in our indication of interest, we are in an excellent position to meet the other paramount objectives of speed and certainty of closure.